08032256

AD
10/01

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

SEP 30 2008

Washington, DC
110

SEC FILE NUMBER
8-67535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AUGUST 1, 2007 (MM/DD/YY) AND ENDING JULY 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRERETON, HANLEY SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 E. HAMILTON AVE., SUITE 102
(No. and Street)

CAMPBELL, (City) CALIFORNIA (State) 95008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

ELIZABETH COLLINS (415) 492-8975
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*

ROBERT R. REDWITZ & CO., *An Accounting and Consulting Corporation*
(Name ☐ if individual, state last, first middle name)

1 ALMADEN BLVD., SUITE 950 (Address) SAN JOSE (City) CALIFORNIA (State) 95113 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 02 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, BRANDT BRERETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BRERETON HANLEY SECURITIES, INC., as of July 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]

CEO

(Title)

STATE OF CALIFORNIA)
) ss.
Santa Clara
COUNTY OF)

On this 29th day of September in the year 2008, before me, Kelly Paparotti, a Notary Public, State of California, duly commissioned and sworn, personally appeared Brandt Brereton, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Kelly Paparotti

Notary Public, State of California

My commission expires 3/28/11

(Seal)
KELLY PAPAROTTI
COMM. # 1728392
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
MY COMM. EXP. MAR. 28, 2011

This report ** contains (check applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3k(2)(ii).
- ☑ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3k(2)(i).
- ☑ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3k(2)(ii).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)
(A Development Stage Company)

FINANCIAL STATEMENTS

JULY 31, 2008

Table of Contents

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
of Brereton, Hanley Securities Inc.

We have audited the accompanying statement of financial condition of Brereton, Hanley Securities Inc., a subsidiary of Brereton, Hanley & Co., Inc. (a development stage company) as of July 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended and for the period from April 28, 2006 (inception), to July 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brereton, Hanley Securities Inc. as of July 31, 2008 and the results of its operations and its cash flows for the year then ended and from April 28, 2006 (inception), to July 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert R. Redwitz & Co.

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

San Jose, California
September 29, 2008

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)
(A Development Stage Company)
Statement of Financial Condition
July 31, 2008

ASSETS		
Current assets		
Cash	$ 21,860	
Prepaid expenses	194	
Total current assets		22,054
Total assets		$ 22,054
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$ 6,000	
Total current liabilities		6,000
Shareholder's equity		
Common stock, $0.001 par value, 1,000 shares authorized, issued and outstanding	1	
Additional paid-in capital	45,199	
Deficit accumulated during the development stage	(29,146)	
Total shareholder's equity		16,054
Total liabilities and shareholder's equity		$ 22,054

See Accompanying Notes

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)
(A Development Stage Company)
Statements of Operations
For the Year Ended July 31, 2008 and
the Period April 28, 2006 (Date of Inception), to July 31, 2008

	For the Year Ended July 31, 2008	April 28, 2006 (Inception) to July 31, 2008
Revenues	$ -	$ -
Expenses		
Professional fees	14,725	20,826
Regulatory fees and expenses	646	7,021
Other expenses	917	1,299
Total expenses	16,288	29,146
Operating loss	(16,288)	(29,146)
Other income	-	-
Loss before provision for income taxes	(16,288)	(29,146)
Provision for income taxes	-	-
Net loss	$ (16,288)	$ (29,146)

See Accompanying Notes

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)

(A Development Stage Company)
Statement of Changes in Shareholder's Equity
For the Year Ended July 31, 2008 and
the Period April 28, 2006 (Date of Inception), to July 31, 2008

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Develoment Stage	Total
April 28, 2006 issue 1,000 shares of common stock, $0.001 par value per share	$ 1	$ -	$ -	$ 1
Shareholder additional paid-in capital contributions:				
April 28, 2006	-	19,999	-	19,999
June 21, 2007	-	1,200	-	1,200
September 12, 2007	-	2,500	-	2,500
November 14, 2007	-	1,000	-	1,000
December 6, 2007	-	2,000	-	2,000
February 4, 2008	-	500	-	500
March 10, 2008	-	3,000	-	3,000
June 11, 2008	-	15,000	-	15,000
Net loss from April 28, 2006 to July 31, 2006	-	-	(3,000)	(3,000)
Net loss for the year ended July 31, 2007	-	-	(9,858)	(9,858)
Net loss for the year ended July 31, 2008	-	-	(16,288)	(16,288)
Shareholder's equity at July 31, 2008	$ 1	$ 45,199	$ (29,146)	$ 16,054

See Accompanying Notes

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended July 31, 2008 and
the Period April 28, 2006 (Date of Inception), to July 31, 2008

	For the Year Ended July 31, 2008	April 28, 2006 (Inception) to July 31,2008
Cash flows from operating activities:		
Net loss	$ (16,288)	$ (29,146)
Adjustments to reconcile net income to net cash provided by operating activities		
Prepaid expenses	(193)	(195)
Increase (decrease) in operating liabilities		
Accounts payable	4,900	6,000
Net cash used by operating activities	(11,581)	(23,340)
Cash flows from financing activities:		
Issuance of common stock	-	1
Shareholder contribution of additional paid-in capital	24,000	45,199
Net cash provided by financing activities	24,000	45,200
Net change in cash	12,419	21,860
Beginning cash	9,441	-
Ending cash	$ 21,860	$ 21,860
Supplemental information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

Note 1 – Summary of significant accounting policies

This summary of significant accounting policies of Brereton Hanley Securities, Inc., (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Business activity

The Company was formed as a California corporation on April 28, 2006 and is registered with the Financial Industry Regulatory Authority as a Broker-Dealer effective July 6, 2007 to provide private placement of securities and merger and acquisition advisory services The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Fees for advisory services are recorded when earned.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Note 2 – Development stage operations

The Company was formed April 28, 2006. One thousand shares of common stock were sold for $1 and as of the date of the financial statements, advisory services had not yet began. As of the date of the financial statements, operations had been devoted primarily to raising capital, registration with the Financial Industry Regulatory Authority as a Broker-Dealer and administrative functions. The Company has one shareholder.

Note 3 – Net capital requirements

The Company, as a registered broker-dealer, is required under the provision of Securities Exchange Act of 1934 (the Act) Rule 15c3-1 to maintain the greater of a minimum net capital of at least $5,000 or one-fifteenth of the aggregate indebtedness as defined under the Act. At July 31, 2008, the Company's net capital was $15,860 and the Company's aggregate indebtedness was $6,000, or 38% of capital.

Note 4 – Income taxes

The Company is part of a group that files consolidated income tax returns and there have been no income taxes paid.

SUPPLEMENTARY INFORMATION

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)
(A Development Stage Company)
Schedule I - Computation of Net Capital and Aggregate Indebtedness
July 31, 2008

Total ownership equity from statement of financial condition	$	16,054
Total non-allowable assets		(194)
Net capital before haircuts on securities positions		15,860
Haircuts on money market account		-
Net capital	$	15,860
Minimum net capital required (based on aggregate indebtedness)	$	400
Minimum net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	10,860
Excess net capital at 1000%	$	15,260
Total aggregate indebtedness	$	6,000
Percentage of aggregate indebtedness to net capital		38%

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)
(A Development Stage Company)
Schedule II - Exemptive Provision Under Rule 15c3-k(2)(i)
July 31, 2008

Brereton, Hanley Securities Inc. has an exemption from the Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3 and an exemption from information Relating to the Possession or Control Requirements under Rule 15c3-3 due to SEC Rule 15c3-3k(2)(i) because the Company does not hold customer funds or safe keep customer securities.

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)
(A Development Stage Company)
Schedule III - Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
July 31, 2008

Net capital per Brereton, Hanley Securities, Inc. unaudited Form X-17A-5 Part II filing	$	12,859
Adjustments:		
Decrease in liabilities		3,001
Net capital per report pursuant to Rule 17A-5(d)	$	15,860

See Independent Auditors' Report

Brereton, Hanley Securities Inc.

(A Development Stage Company)

Certified Public Accountants' Supplementary Report

On Internal Control

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Shareholder
Brereton, Hanley Securities Inc.
Campbell, California

In planning and performing our audit of the financial statements and supplementary information of Brereton, Hanley Securities Inc. (the Company), for the year ended July 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Brereton, Hanley Securities Inc., to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

38 Discovery, Suite 250
Irvine, California 92618
(949) 753-1514 • (800) 576-1514
(949) 753-1535 fax

1 Almaden Boulevard, Suite 950
San Jose, California 95113
(408) 377-3441 • (877) 726-3441
(408) 377-5834 fax

9404 Genesee Avenue, Suite 220
La Jolla, California 92037
(858) 455-9000 • (800) 576-1514
(858) 455-8279 fax

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at July 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert R. Redwitz & Co.

Robert R. Redwitz & Co.
An Accounting and Consulting Corporation

San Jose, California
September 29, 2008

END